Red Cat Holdings, Inc.

15 Ave. Munoz Rivera Ste. 2200

San Juan, PR 00901

September 16, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Red Cat Holdings, Inc. Registration Statement on Form S-3 Filed September 15, 2025 (File No. 333-290259)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Red Cat Holdings, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:05 p.m., Eastern Standard Time, on September 17, 2025, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please notify Alexander M. Schwartz of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (312) 499-6369 as soon as possible as to the time the registration statement has been declared effective pursuant to this acceleration request.

Very truly yours,

RED CAT HOLDINGS, INC.

By:	/s/ Jeffrey M. Thompson
Name:	Jeffrey M. Thompson
Title:	Chief Executive Officer

cc: Alexander M. Schwartz , Sheppard, Mullin, Richter & Hampton LLP